1686147

FILED
In the office of the Secretary of State
of the State of California

APR 29 1991

March Fong Eu
MARCH FONG EU, Secretary of State

ARTICLES OF INCORPORATION
OF
DEL AMO HOSPITAL, INC.

FIRST: That the name of the corporation is Del Amo Hospital, Inc.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD: The name of this corporation's initial agent for service of process in the State of California is:

C T CORPORATION SYSTEM

FOURTH: The total number of shares which the corporation is authorized to issue is two hundred (200) of the par value of One Dollar ($1.00) each.

IN WITNESS WHEREOF, the undersigned has executed these Articles this 24th day of April 1991.

BRUCE R. GILBERT   Incorporater